Exhibit 99.1

ANNOUNCEMENTS IN CONJUNCTION WITH

THERATECHNOLOGIES ANNUAL MEETING

Montreal, Canada – May 13, 2021—Theratechnologies Inc. (Theratechnologies, or Company) (TSX: TH) (NASDAQ: THTX), a biopharmaceutical company focused on the development and commercialization of innovative therapies, today held its annual meeting of shareholders.

As part of the meeting, shareholders proceeded to elect the below candidates to the Company’s Board of Directors for a one-year term and elected KPMG LLP, as the Company’s auditors for the current fiscal year.

All candidates proposed for the position of directors were elected in the following proportion:

	# IN FAVOUR	% IN FAVOUR	# ABSTENTION	% ABSTENTION
Joseph Arena	36,236,725	94.13	2,259,788	5.87
Gérald A. Lacoste	29,952,972	77.81	8,543,541	22.19
Paul Lévesque	36,788,358	95.56	1,708,155	4.44
Gary Littlejohn	29,029,970	75.41	9,466,543	24.59
Andrew Molson	33,682,560	87.50	4,813,953	12.50
Alain Trudeau	33,722,300	87.60	4,774,213	12.40
Dawn Svoronos	34,243,837	88.95	4,252,676	11.05
Dale MacCandlish-Weil	33,663,747	87.45	4,832,766	12.55

Dawn Svoronos, Chair of the Board and Paul Lévesque, President and CEO of Theratechnologies, addressed people who attended the virtual meeting.

“I would like to congratulate Alain Trudeau and Andrew Molson on their election to the board of directors of Theratechnologies. Both Alain and Andrew are well-recognized and respected business leaders with the expertise and vision to support the Company through its next stage of development and growth. I also want to welcome Joseph Arena as a new member of the board of directors of Theratechnologies. Joseph has had an illustrious career holding various strategic leadership roles in the pharmaceutical industry, including head of regulatory affairs across lines of business’ with Merck and Pfizer, respectively. He brings a strong scientific acumen that will be invaluable to the Company as we continue to advance the R&D pipeline in Oncology, NASH and HIV,” said Dawn Svoronos, Chair of the Board, Theratechnologies.

“I would also like to give a sincere and special thank you to Paul Pommier and Sheila Frame as they step down from the Board. Paul, as many of you may know, served on the Board for nearly 20 years including as Chair from 2007 to 2013. We wish to thank both of our colleagues for their invaluable contributions to Theratechnologies,” added Ms. Svoronos.

“We exited 2020 as a stronger, more focused and aligned organization with a determination to develop our R&D pipeline while continuing to enhance our commercial HIV franchise. I am pleased that the momentum and progress that we built in 2020 has carried over with us into the new year,” said Paul Lévesque, President and CEO, Theratechnologies.

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THTX) is a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information, or, collectively, forward-looking statements, within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The forward-looking statements contained in this press release include, but are not limited to, statements regarding Theratechnologies’ growth and the development of Theratechnologies’ pipeline.

Forward-looking statements are based upon a number of assumptions and include, but are not limited to, the following: demand for EGRIFTA SV® and Trogarzo® will grow in the United States and in Europe, no untoward side effects will be discovered from the long-term use of EGRIFTA SV® and Trogarzo®, none of those products will be subject to a recall, the U.S. Food and Drug Administration will approve our final protocol to initiate our Phase 3 clinical trial in NASH, we will be able to recruit patients for our Phase 3 clinical trial in NASH, we will be able to continue the recruitment of patients for our Phase 1 clinical trial in oncology and results obtained from the conduct of our pre-clinical studies in oncology will be replicated into human subjects.

Forward-looking statements are subject to a variety of risks and uncertainties, many of which are beyond our control that could cause our actual results to differ materially from those that are disclosed in or implied by the forward-looking statements contained in this press release. These risks and uncertainties include, among others, the risk that demand for our products decrease over time, that Trogarzo® is not approved for reimbursement in key European countries, that competition erodes our market share, that our Phase 3 clinical trail in NASH and our Phase 1 clinical trial in oncology do not yield positive results, the effect of which would be to delay or cancel any of those clinical trials, that untoward side effects resulting from the long-term use of our products are discovered, that our intellectual property on tesamorelin is challenged and found to be unenforceable, and that we face product liability litigations.

We refer current and potential investors to the “Risk Factors” section of our Annual Information Form dated February 24, 2021 available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to our report on Form 40-F dated February 25, 2021 under Theratechnologies’ public filings. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

For media inquiries:

Denis Boucher

Vice President, Communications and Corporate Affairs

514-336-7800

For investor inquiries:

Leah Gibson

Senior Director, Investor Relations

617-356-1009

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